Filed by Cummins Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Cummins Inc.

Commission File No.: 1-4949

BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC. ATTN: REORGANIZATION DEPARTMENT P.O. BOX 9116 FARMINGDALE, NY 11735-9547 THE CUMMINS ESOP FUND TRUSTEE DIRECTION FORM to exchange units of Cummins stock for units of Atmus stock. Make your election on or before 4:00 P.M., Eastern Time on March 11, 2024. The internet is the quickest way to make your election. To participate: BY INTERNET - www.proxyvote.com/tender Please go to the website www.proxyvote.com/tender, enter the 16-digit control number from this Trustee Direction Form (located in the box below next to the arrow) and click on the Submit button. You will be able to provide your election in the Exchange Offer on the following screen. BY HAND OR OVERNIGHT DELIVERY Please follow instructions below and deliver form to Broadridge, Attn: BCIS IWS, 51 Mercedes Way, Edgewood, NY 11717 BY MAIL Please follow instructions below and mail form to Broadridge, Attn: Re-Organization Dept., P.O. Box 9116, Farmingdale, NY 11735-9547 V28036-S62397 Please note you will be treated as if you elected to NOT participate in the offer if the Cummins ESOP Fund Trustee Direction Form: • is not timely received by this tabulation agent, • has more than one box checked, or • is received without a box checked below. The number of units credited to your Cummins ESOP Fund account in the Cummins Retirement and Savings Plan (according to our records) is shown directly above the 16-digit control number. As described in the Prospectus, dated February 14, 2024, the Exchange Offer (the "Offer") is designed to offer Cummins Inc. shareholders the opportunity to exchange units of Cummins stock for units of Atmus stock. By signing below, I hereby acknowledge and agree that (i) I have access to, or have been furnished a copy of, the Prospectus, (ii) I consent to electronic delivery of the Prospectus and do not exercise my right to opt out of electronic delivery and receive a paper copy of the Prospectus, free of charge, and (iii) I have made my instruction to Northern Trust below based on my review of the Prospectus, which contains all the information concerning Atmus, Cummins, their respective businesses, and other information necessary for me to tender my units as directed below. I hereby instruct Northern Trust to tender the units attributable to my Cummins ESOP Fund account under the Retirement and Savings Plan as of the end of the day, March 11, 2024, after all daily transactions have been processed, unless a later deadline is announced, as follows (check only one box and sign): PLEASE MAKE ONE SELECTION Box 1 I direct Northern Trust to offer to exchange ALL of the units attributable to my Cummins ESOP Fund account into the Offer. Box 2 I direct Northern Trust NOT to offer any of the units attributable to my Cummins ESOP Fund account into the Offer. Box 3 ________ (insert a percentage in whole numbers, 1% - 99%) I direct Northern Trust to offer to exchange the written percentage of the units attributable to my Cummins ESOP Fund account into the Offer. (If you check Box 3 but fail to insert a percentage, your direction will be treated as a direction NOT to participate in the Offer.) ! ! ! Please sign exactly as your name appears hereon. Signature [PLEASE SIGN WITHIN BOX] Date

V28037-S62397 TRUSTEE DIRECTION FORM THE CUMMINS ESOP FUND BEFORE COMPLETING THIS FORM, PLEASE CAREFULLY READ ALL ENCLOSED MATERIALS PLEASE NOTE THAT IF YOU DO NOT DELIVER TO BROADRIDGE, THE TABULATION AGENT, A PROPERLY COMPLETED, SIGNED TRUSTEE DIRECTION FORM, OR ELECTION SUBMITTED THROUGH THE INTERNET, BY 4:00 P.M. EASTERN TIME ON MARCH 11, 2024, UNLESS THE OFFER IS EXTENDED, THE UNITS ATTRIBUTABLE TO YOUR CUMMINS ESOP FUND ACCOUNT WILL NOT BE OFFERED FOR EXCHANGE INTO THE OFFER. This Trustee Direction Form can be used by participants in the Cummins ESOP Fund to provide direction to Northern Trust as trustee. Cummins Inc. makes no recommendation to any participant in the Cummins Retirement and Savings Plan regarding participation in the Offer. The last election received (by internet, by hand, or by mail) will serve as your final direction with respect to your participation in the Exchange Offer and your Cummins ESOP Fund in the Retirement and Savings Plan. PLEASE SIGN AND DATE ON THE REVERSE SIDE.

Forward-Looking Statements

This communication contains certain statements about Cummins and Atmus that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Cummins’ and Atmus’ respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Cummins and Atmus of the exchange offer, the anticipated timing and benefits of the exchange offer, Cummins’ and Atmus’ anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Cummins’ and Atmus’ respective periodic reports filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Cummins or Atmus, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Cummins nor Atmus undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Atmus has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a prospectus (the “Prospectus”). The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Cummins, Atmus and related matters, and Cummins will deliver the Prospectus to holders of Cummins common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Cummins, Atmus or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Cummins has filed with the SEC a Schedule TO, which contains important information about the exchange offer.

Holders of Cummins common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Cummins and Atmus file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Cummins common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on www.okapivote.com/CumminsAtmusExchange.

Cummins has retained Okapi Partners LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or 1-917-484-4425 (all other areas).